EXHIBIT 99.1

Brookfield Wealth Solutions Reports $20 Billion of Capital Backing Insurance Companies

Strong financial position supports ‘A’ ratings across life and annuity companies and underpins continued global expansion

BROOKFIELD NEWS, April 09, 2026 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) today announced its year-end 2025 capital position with nearly $20 billion of group capital across its regulated insurance subsidiaries and holding companies.

Brookfield Wealth Solutions’ total capital has grown from $5.7 billion in 2022 to $19.8 billion at year-end 2025 driven by its successful acquisition strategy and retained earnings.

This robust capital position supports Brookfield Wealth Solutions’ commitment to provide financial security to policyholders across market cycles. With this level of financial resilience, Brookfield Wealth Solutions maintains the flexibility to expand its life and annuity and property/casualty platforms globally.

Statutory filings made by Brookfield Wealth Solutions’ insurance subsidiaries show continued capital growth and enhanced financial resilience at its regulated companies. This groupwide and entity-level resilience has been recognized through the “A” financial strength ratings assigned to Brookfield Wealth Solutions’ U.S. life and annuity companies, and the upgraded financial strength ratings at Blumont Annuity Company (Canada), along with stable ratings for its property and casualty businesses Argo and Farm Family.

Sachin Shah, CEO of Brookfield Wealth Solutions, said: “We have built a scaled and well-capitalized insurance platform with a resilient investment portfolio and disciplined growth model. Brookfield Wealth Solutions’ businesses in the U.S. and Canada are established leaders, and we are building on that foundation through our growing presence in the U.K. and Japan.”

Summary of Group Capital
In USD, billions
Group / Entity	12/31/2022	12/31/2023	12/31/2024	12/31/2025
Insurance Subsidiaries[1]	$5.1	$7.5	$13.5	$14.4
Group Holding Companies	0.7	1.5	2.6	5.3
Total Brookfield Wealth Solutions	$5.7	$9.0	$16.1	$19.8

1.     Calculated on an aggregate basis in accordance with applicable insurance regulations.

About Brookfield Wealth Solutions
Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN).

For more information, please visit our website at bnt.brookfield.com

Brookfield Media:	Brookfield Investor Relations:

Kerrie McHugh Email: kerrie.mchugh@brookfield.com Tel: (212) 618-3469	Rachel Powell Email: rachel.powell@brookfield.com Tel: (416) 956-5141

Notice to Readers
This news release and any related oral statements made by our representatives may contain “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions and its subsidiaries, as well as the outlook for international economies for the current fiscal year and subsequent periods. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “thinks,” “expects,” “potential,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements regarding Just’s future capital strength and its ability to identify future growth opportunities constitute forward-looking statements.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or its subsidiaries to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates and heightened inflationary pressures; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including acquisitions and dispositions; (vi) the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vii) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (viii) the ability to appropriately manage human capital; (ix) the effect of applying future accounting changes; (x) business competition; (xi) operational and reputational risks; (xii) technological change; (xiii) changes in government regulation and legislation within the countries in which we operate; (xiv) governmental investigations and sanctions; (xv) litigation; (xvi) changes in tax laws; (xvii) ability to collect amounts owed; (xviii) catastrophic events, including but not limited to, earthquakes, hurricanes, epidemics and pandemics; (xix) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xx) the introduction, withdrawal, success and timing of business initiatives and strategies; (xxi) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxii) health, safety and environmental risks; (xxiii) the maintenance of adequate insurance coverage; (xix) the existence of information barriers between certain businesses within our asset management operations; (xxv) risks specific to our business segments; and (xxvi) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).